Exhibit 99.1

HOMESTOLIFE LTD

(Incorporated in the Cayman Islands)

(Company Registration No.: 407249)

RECEIPT OF NOTICE OF EFFECTIVENESS OF FORM F-1 REGISTRATION STATEMENT FROM THE U.S. SECURITIES AND EXCHANGE COMMISSION

Unless otherwise defined, all defined terms used in this announcement shall have the same meaning ascribed thereto in the Introductory Document (as defined below).

1.	INTRODUCTION

The Board of Directors (the “Board”) of HomesToLife Ltd (the “Company”, and together with its subsidiaries, the “Group”) refers to:

(a)	the Company’s introductory document dated 23 October 2026 and the supplementary introductory document dated 28 October 2026 (collectively, the “Introductory Document”) regarding, among other things, the proposed concurrent placement of new shares in the Company following the issuance of the Introductory Document (the “Proposed Placement”); and

(b)

the Company’s registration statement on Form F-1, initially filed with the U.S. Securities and Exchange Commission (“SEC”) on 25 August 2026, Registration No. 333-298560 (as amended, the “Registration Statement”), under the Securities Act of 1933 of the United States, as amended (the “U.S. Securities Act”), relating to a proposed offering of the Company’s shares in connection with the Proposed Placement.

2.	RECEIPT OF NOTICE OF EFFECTIVENESS OF REGISTRATION STATEMENT

The Board wishes to update that the SEC has declared the Registration Statement to be effective under the U.S. Securities Act as of 5:00 pm on 10 November 2026 (Eastern Standard Time). The Company has uploaded a copy of the Notice of Effectiveness onto the SGXNET along with this announcement.

An electronic copy of the Notice of Effectiveness has also been made available on the SEC’s EDGAR system on 12 November 2026 (Singapore time) at https://www.sec.gov/Archives/edgar/data/2023153/999999999526003497/9999999995-26-003497-index.html.

An electronic copy of the final Registration Statement, which includes a prospectus in respect of the Proposed Placement, is also uploaded onto the SGXNET along with this announcement. An electronic copy of the final Registration Statement is also available on the SEC’s EDGAR system at https://www.sec.gov/Archives/edgar/data/2023153/000149315226050358/formf-1a.htm and the Company’s corporate website at https://investors.homestolife.com/financials. Alternatively, the Company will arrange to send you the prospectus if you request it by calling +65 9730 3718, or mailing to 12 Tai Seng Link, GRC Centre, #03-01A, Singapore 534233.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy these shares, nor shall there be any sale of these shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

By Order of the Board

HOMESTOLIFE LTD

Phua Yong Pin

Executive Chairman

12 November 2026

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